SunState LABORATORIES

Frequently Asked Questions
Wefunder Community

Does DAZZ disinfect / kill COVID-19

No - We do not currently have an EPA registered disinfectant. We have plans to add one, but it will not be released until later this year (late 3rd or 4th qtr.)

What impact has the pandemic had on the business

As a "critical manufacturing" business, we have been allowed to remain open and operational throughout the pandemic.

a. Positive impacts – Sales are up 300% since the pandemic hit. Our Camping World trial launch has been a success. More consumers are shopping online for household staples and discovering DAZZ at higher rate than anticipated.
b. Negative impacts – Our new manufacturing equipment (coming from China) has been delayed 3+ months. This delay is preventing us from developing our new products, transitioning into our new compostable packaging, improving our current formulations, and beginning our foreign language packaging to officially launch in multiple foreign languages. Our plans to upgrade our trigger sprayer has also been delayed. Sprayer manufacturers are out of stock and struggling to keep up with demand.

What IP protection do you have? Do you have any patents?

No patents. Our formulas are kept as trade secrets and the brand is protected by Trademarks. The process of tableting is not unique enough to earn a patent, so the only component of our products that could be patented are the formulas. In the patent application (which can be seen by everyone - including our competitors) we must list our precise chemical formulas. A competitor could easily take our formula, change a simple inactive ingredient or excipient, side-step the patent, and have a product that functions just like DAZZ. It's why most consumer brands with unique chemical properties (like Coca-Cola) don't patent their formulas but keep them as "trade secrets".

What is preventing other companies (including the big boys) from launching similar products?

Nothing. For innovative new consumer products, competition is always a concern. We are seeing more competitors come into this space, and we anticipate many more. The current wave of new concentrated products (like Blueland, Truman's, JAWS, etc.) is actually a welcome change. Their marketing dollars are being spent to educate consumers on this new, legitimate option for buying & using household spray cleaners. Both Blueland and Truman's have received significant venture capital funding and we anticipate other new players with even deeper pockets to enter the market. Each player in this new category seems to have their own lane and target audience. As we've mentioned, we're targeting the largest consumer group with our value proposition, cleaning efficacy, and ease of use with any bottle (many of our competitors require the use of their proprietary bottle)

The bigger brands seem to have a strategy on how they approach these new products. First, they take a conservative wait-and-see approach. Unlike smaller companies like us who take risks and jump in with both

feet, they watch the market's response to determine if the new concept has legs. If it does, they try and acquire one of the smaller emerging brands. This is particularly common with disruptive products (like Dollar Shave Club, OxiClean, Method, and hopefully DAZZ), as they tend to have a unique voice and loyal customer base. Our direct to consumer (D2C) focus is providing us the platform to build a loyal community of customers that will be attractive to any larger brand wanting to enter this space.

What other products are in development?

Here are our new products in development: A fragrance & colorant free version of our All Purpose cleaner, a carpet & upholstery cleaner, liquid hand soap tabs, a laundry booster (a tablet version of OxiClean), a laundry pre-spotter, automatic dishwasher tabs, a dishwashing (sink) tablet, an EPA registered disinfectant, a PH neutral hard floor cleaner, an acid toilet bowl cleaner, garbage disposal cleaning tabs, hydration pack cleaning tabs, an air/upholstery freshener (like Febreze) and potentially a pet stain odor neutralizer. That's obviously more than 7 products, but we'll be selecting 3 for launch in early 3rd quarter, 2 for launch in 4th quarter, and 2 for launch in late 4th quarter. Our highly anticipated disinfectant product will hopefully be out by end of year. We'd like to launch the balance of the products in 2021.

What are your manufacturing capabilities?

When our new equipment eventually arrives (late May / early June), we'll have the capacity to produce 30,000 tablets per hour. The bottleneck in our production will be the packaging of the tablets, which will be limited to 3,000 packets per hour or 24,000 per shift. Our new equipment will support annual revenue of between $11M - $13M, which will get us through year 3. As we move into year 4, we'll relocate to a larger plant, add additional packaging machinery, and be prepared to scale to $50M+ in annual sales volume.

What are your sales / profit projections?

For a company that is deliberately scaling for acquisition, our primary focus is sales growth, not profitability. CPG acquisitions are based on revenue and expanding market share. The terminal value of a company at acquisition is typically determined by a revenue multiplier, not a function of profitability. Now, with that being said, we do not have unlimited capital to fuel our growth with complete disregard for profits. Our runway with our current funding round (assuming the $1.07M target is hit) is approximately 22 months. This may be moved up or back depending on the way the pandemic plays out. At this point we anticipate being profitable, but all profits will be reinvested in additional marketing to drive growth. (all figures shown in $1,000)

****These are projections that can't be guaranteed****

	Sales / profits
Year 1:	$735 / (363) *Year 1 projections may be lowered depending on our campaign delays and the impact of the pandemic.
Year 2:	$2,742 / 36
Year 3:	$6,742 / 991
Year 4:	$13,059 / 2,510
Year 5:	$22,296 / 4,863

What is your marketing strategy?

Our marketing strategy is divided into the following 4 categories:

a. Direct-to-Consumer – eCommerce will be the primary focus for our D2C sales. We'll invest heavily in paid advertising on search engines (Google), social media, and within sales platforms (Amazon advertising). We'll develop influencer and affiliate programs, as well as email and social campaigns to build a strong online community of DAZZ advocates. Home Shopping TV and online channels will continue to be used both domestically and internationally.
b. Retail brick and mortar – In addition to traditional retail marketing techniques (couponing, POS displays, coop ads with stores, etc.) we'll employ geo-targeted social media advertising to push traffic into stores,

engage our online community with digital ads, and offer manufacturer rebates for in-store purchase (like we're doing with Camping World).

c. Commercial – Once the pandemic is "over", we'll be hiring a dedicated sales rep to help develop our commercial sales channel. They will focus on commercial cleaning services, maid services, property managers, hospitality businesses, and healthcare.
d. International Distribution – We have interest from distributors in 20+ foreign markets. This could easily be the underestimated wildcard in our revenue portfolio.

DAZZ retail packaging material and D2C shipping material.

As much as we dislike plastic, it's still a necessary part of the Consumer Packaged Goods (CPG) industry. Our tablet packets are a perfect example. Because they are effervescent, they must be hermetically sealed to prevent air/moisture contamination. We currently use a flexible PET film that can be recycled. We've tested some of the new PLA (corn derived) plastic alternatives but have not found them to provide proper protection over time. We will continue monitoring these new products and eagerly adopt the most sustainable and functional material available.

Our resealable, gusseted, refill packs are also recyclable PET film. We have plans to move to a biodegradable kraft paper bag soon.

Our bottles are PET plastic. We've considered a variety of alternatives (aluminum, glass, acrylic, etc.), but have not found one that functions well as a cleaning container (weight, ergonomics, cost, shatterproof, etc.), so our plans are to continue with our plastic bottles. Afterall, our refill system eliminates the typical use-and-discard cycle, so these bottles will stay in use and out of landfills.

We don't love our sprayers. We did at one time. They won our focus group testing, hands down. But we're finding consumers are continuing to disregard our instructions and putting the sprayer on *while* the tablets are disintegrating. Since the sprayers are not vented, the pressure builds up in the bottle and pushes the fluid up and out of the sprayer, giving the impression it's leaking and faulty. We've identified a few acceptable replacements, but none are currently available. This change will likely happen later in the summer as stocks are replenished.

D2C mailers. We currently use a poly mailer made from 100% recycled material. It is designed to be reused by the consumer (it has dual adhesive strips) or recycled. We plan on offering a compostable alternative for consumers who compost.

Retail Starter Kits. Our retail starter kits consist of a spray bottle and two refill packs shrink wrapped onto a carboard base. We plan on replacing this with a kraft paper box that is biodegradable.

How did you arrive at your $5M valuation?

Rockies Venture Club (oldest continually operating angel group in the US) worked with us on our valuation. We used 5 different valuation models (CAP Table Model, Venture Capital Method, Burn Rate Method, Risk Adjusted Method, Scorecard Method), and averaged those results into our valuation. They also performed an extensive due diligence on our deal to validate the valuation.

Is DAZZ safe? Chemical free?

Yes and no. Yes, DAZZ is very safe. All our products are formulated with naturally safe mineral and plant based ingredients. No, it's not "chemical" free. Afterall, there are "chemicals" in everything around us (and in us). Plain old water is a chemical because it has a definite chemical composition… H20. What people are trying to say/ask is, does it contain any *hazardous* or *harmful* chemicals. And the answer to this is No.